UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.  )*

Le Gaga Holdings Limited
(Name of Issuer)
Ordinary Shares, Par Value $0.01
(Title of Class of Securities)
521168 104
(CUSIP Number)
Na Lai Chiu c/o Le Gaga Holdings Limited Unit 1105, The Metropolis Tower 10 Metropolis Drive Hung Hom, Kowloon Hong Kong (852) 3162 8585
With copies to:
Akiko Mikumo Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong (852) 3476 9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 21, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	521168 104

1.	NAME OF REPORTING PERSON: Na Lai Chiu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 124,804,6671
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 124,804,667
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,804,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.37%2
14.	TYPE OF REPORTING PERSON IN

_____________________________
1 Includes 70,000,000 American Depository Shares (representing 3,500,000 ordinary shares) directly held by Ms. Na Lai Chiu, 80,638,000 ordinary shares directly held by Valuetrue Investments Limited, of which Ms. Chiu is the sole shareholder, and options to purchase 34,666,667 ordinary shares that are currently exercisable and options to purchase 6,000,000 ordinary shares that will be exercisable within 60 days, in each case, held by Ms. Chiu.

2 Based on 2,281,430,300 ordinary shares outstanding as of June 30, 2012, plus options to purchase 34,666,667 ordinary shares that are currently exercisable and options to purchase 6,000,000 ordinary shares that will be exercisable within 60 days, in each case, held by Ms. Chiu.

CUSIP No.	521168 104

1.	NAME OF REPORTING PERSON: Valuetrue Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 80,638,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 80,638,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,638,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.53%3
14.	TYPE OF REPORTING PERSON CO

_____________________________
3 Based on 2,281,430,300 ordinary shares outstanding as of June 30, 2012.

Item 1.           Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates are the ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Le Gaga Holdings Limited, a Cayman Islands company (the “Issuer”).  The address of the principal executive offices of the Issuer is Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.

Item 2.           Identity and Background

This Schedule 13D is filed jointly by Ms. Na Lai Chiu (“Ms. Chiu”), a citizen of Hong Kong, and Valuetrue Investments Limited (“Valuetrue Investments” and, together with Ms. Chiu, the “Reporting Persons”), a British Virgin Islands company.  Ms. Chiu’s business address is c/o Le Gaga Holdings Limited, Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.  Valuetrue Investments’ business address is c/o Na Lai Chiu, Le Gaga Holdings Limited, Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.

Ms. Chiu is the Chairwoman of the Board of Directors of the Issuer (the “Board”).

Valuetrue Investments, a British Virgin Islands company, is a holding company formed solely for the purpose of holding the Ordinary Shares and arranging related investment transactions.  Ms. Chiu is the sole shareholder and sole director of Valuetrue Investments.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, a copy of which is attached hereto as an exhibit and incorporated herein by reference in its entirety.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

The Ordinary Shares (including American Depository Shares or “ADSs,” with each ADS representing 50 Ordinary Shares) and options to purchase Ordinary Shares that the Reporting Persons beneficially own were acquired (i) in connection with the incorporation of the Issuer prior to the registration of the Issuer’s securities under Section 12 of the Act, (ii) through grants of options to purchase Ordinary Shares pursuant to the Issuer’s share incentive plans, and (iii) through open market purchases.

Item 4.           Purpose of Transaction

On May 21, 2013, the Reporting Persons, together with Mr. Shing Yung Ma, the Chief Executive Officer and a member of the Board (“Mr. Ma”), Grow Grand Limited, a British Virgin Islands company wholly-owned by Mr. Ma (“Grow Grand”) and SC China Holdings Limited, a Cayman Islands company, on behalf of funds managed and/or advised by it and its and their affiliates

(“Sequoia” and, together with the Reporting Persons, Mr. Ma and Grow Grand, the “Consortium”), submitted a preliminary, non-binding letter (the “Letter”) to the Board.  In the Letter, the Consortium outlined its proposal (“Proposal”) for the Transaction (as defined below).  Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding share capital of the Issuer (other than the Shareholder Shares (as defined below), which will be rolled over in connection with the Transaction, and any other shares that will be rolled over in connection with the Transaction) for US$4.01 in cash per ADS of the Issuer, or $0.0802 in cash per Ordinary Share, as the case may be.  In the Proposal, the Consortium stated that it has held discussions with financial institutions that have expressed interests in providing financing in connection with the Transaction.  The Proposal also provides that, among other things, (a) the Consortium’s financing providers will need to conduct customary legal, financial and accounting due diligence on the Issuer, and (b) the Consortium will negotiate with the Issuer to agree on, and enter into, definitive agreements with respect to the Transaction.  In the Proposal, members of the Consortium also stated that they expect that the Board will evaluate the Proposal independently through a committee of independent directors of the Board.

On May 21, 2013, in connection with the Proposal, the Reporting Persons entered into a consortium agreement (the “Consortium Agreement”) with Mr. Ma, Grow Grand and Sequoia, pursuant to which the Consortium will cooperate in good faith in connection with the Proposal to acquire all of the outstanding share capital of the Issuer through a going-private transaction (the “Transaction”) other than those shares beneficially owned by the members of the Consortium (the “Shareholder Shares”) or that will be rolled over by other shareholders in connection with the proposed Transaction.  The Consortium Agreement provides, among other things, for coordination in (i) performing due diligence, (ii) structuring and negotiating the Transaction and, if applicable, entering into definitive agreements with respect to the Transaction, and (iii) engaging advisors and sharing certain expenses.  During the period beginning on the date of the Consortium Agreement and ending on the earlier of (a) the one year anniversary of the date of the Consortium Agreement, and (b) the termination of the Consortium Agreement, members of the Consortium have agreed (i) to work exclusively with each other with respect to the Transaction, (ii) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except as contemplated by the Consortium Agreement, (iii) not to enter into any voting agreement with respect to the Shareholder Shares in support of a competing proposal, and (iv) to vote their respective Shareholder Shares against any competing proposal or matter that would facilitate a competing proposal and in favor of the Transaction.

References to the Consortium Agreement and the Letter in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Letter themselves, each of which are attached hereto as exhibits and incorporated by reference as if set forth in their entirety herein.

If the Transaction is carried out and consummated, the ADSs will no longer be traded on the NASDAQ Global Select Market and the registration of the Ordinary Shares and the ADSs under Section 12 of the Act will be terminated.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to a proposed Transaction will be entered into or be consummated.  The Letter provides that no binding obligation on the part of the Issuer or the Consortium shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4.  Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable law and the terms of the Consortium Agreement.

Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D.  Subject to the terms of the Consortium Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares, dispose of some or all of their Ordinary Shares, engage in short-selling or hedging or similar transactions with respect to the Ordinary Shares, and/or continue to hold Ordinary Shares.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to, or would result in, any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.           Interest in Securities of the Issuer

(a)-(b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date hereof, (i) Ms. Chiu directly owns (A) 70,000,000 American Depository Shares (representing 3,500,000 Ordinary Shares), (B) options to purchase 34,666,667 Ordinary Shares that are currently exercisable, and (C) options to purchase 6,000,000 Ordinary Shares that will be exercisable within 60 days; and (ii) Valuetrue Investments, of which Ms. Chiu is the sole shareholder, directly owns 80,638,000 Ordinary Shares, together representing approximately 5.37% of the outstanding Ordinary Shares (such percentage being based on 2,281,430,300 Ordinary Shares outstanding as of June 30, 2012, based on information provided in the Form 20-F filed by the Issuer on November 23, 2012,  plus 34,666,667 options that are currently exercisable and 6,000,000 options that will be exercisable within 60 days, in each case, held by Ms. Chiu).

The Reporting Persons may be deemed to be a “group” with Mr. Ma, Grow Grand and Sequoia for purposes of Section 13(d) of the Act as a result of entering into the Consortium Agreement and the submission of the Proposal Letter (each as defined in Item 4).  However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Mr. Ma, Grow Grand and Sequoia.  The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Mr. Ma, Grow Grand and/or Sequoia.

(c)           To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4, 5 and 7 of this Schedule 13D are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.           Material to Be Filed as Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement by and between the Reporting Persons, dated May 28, 2013.

Exhibit 2	Consortium Agreement by and among Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand and Sequoia, dated May 21, 2013.

Exhibit 3	Proposal Letter to the Issuer from Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand and Sequoia, dated May 21, 2013.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:           May 28, 2013

NA LAI CHIU

/s/ Na Lai Chiu
Name:	Na Lai Chiu

VALUETRUE INVESTMENTS LIMITED

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director